

06019078

KRONES AG
(File No. ~~82-3821~~) 82-3871

SUPPL

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

KRONES

		30 Sep 2006	30 Sep 2005	Change
Sales	in € m	1,340.4	1,208.0	11.0%
Earnings before taxes	in € m	76.4	66.7	14.5%
Earnings after taxes	in € m	48.5	45.3	7.1%
New orders, cumulative				
including lifecycle service	in € m	1,458.4	1,341.6	8.7%
Orders on hand at 30 September				
including lifecycle service	in € m	808.6	783.5	3.2%
Capital expenditures	in € m	49.4	44.8	10.3%
Employees at 30 September				
Worldwide		9,136	9,082	0.6%
Germany		7,510	7,434	1.0%
Earnings per share *	€	4.55	4.27	6.6%
EBIT	in € m	76.2	66.6	14.4%
Cash flow	in € m	85.1	79.7	6.8%

* Diluted and basic

Dear shareholders and friends of KRONES,

The close of the third quarter has confirmed our expectation that this could be another good year for KRONES, an expectation we have expressed with somewhat reserved optimism until now. Our figures for the months of July, August, and September and for the first three quarters combined have outperformed their year-earlier counterparts. In all probability, the same will be true for the year as a whole. New orders and sales have once again improved considerably over the previous year, with sales revenues up 11% and new orders up nearly 9%. But the strongest gains were achieved in our earnings before taxes, which were up 14.5% year-on-year.

Our investments in boosting productivity, which were also up more than 10% on last year, have proven valuable. Our Group's sustained positive development is also reflected in the KRONES share's consistently high price. And we're working hard to ensure that it stays that way.

Volker Kronseder
Chairman of the Executive Board

Hans-Jürgen Thaus
Deputy Chairman of the Executive Board

Global economy in excellent shape

The global economy is in excellent shape. For the fourth year in a row, it is growing so strongly that the International Monetary Fund (IMF) raised its forecast for global economic growth from 4.8% to 5.1% this year. Economists expect growth to slow only slightly in 2007. The global upswing is still driven primarily by the United States and the three big Asian economies. The US economy is expected to grow 3.4% this year despite a slight waning of momentum. Apart from Japan, double-digit growth rates in Asia's two major emerging economies, China and India, are driving global economic growth. The euro area economies are also contributing with stable growth rates, which the IMF predicts will be 2.4% for this year.

The German economy has also been experiencing strong growth, with another push coming in the third quarter. The IMF is forecasting 2.0% growth for 2006 while the Cologne Institute for Economic Research (Institut der deutschen Wirtschaft) expects the German economy to grow by 2.4%. The ifo Institute for Economic Research's business confidence index dipped somewhat in September on average for all sectors, to 104.9 points. However, the index for the manufacturing sector held steady. In fact, respondent companies assessed the current business situation with 111.3 points, almost 2% better than at the end of the second quarter.

Companies in the manufacturing sector view their current business situation as better than it has been for several years.

Business conditions and expectations for manufacturing in Germany


40
30
20
10
0
-10
-20
-30
-40
2001
2002
2003
2004
2005
2006

Assessment of business conditions   Business expectations   Source: Ifo Institute for Economic Research

The strong orders situation within the German economy is increasingly driven by domestic demand. Industry is investing in expanding production, thus further boosting the machinery sector, which is now entering its fourth consecutive year of growth. The German Engineering Federation (VDMA) expects production to increase another 5% in 2006.

Double-digit sales growth at KRONES

Business at KRONES has developed as planned thanks to double-digit sales growth to more than €1.3bn in the first nine months and a continued strong inflow of orders – increasingly from outside Germany.

This is all the more remarkable because the price wars have neither diminished nor worsened and raw materials prices – and the associated expense items – have risen more sharply than sales growth.

KRONES registered continued strong demand for machines and lines for filling and packaging beverages.

Nevertheless, as in the previous quarters, we were able to lock in our profitability at a high level. With earnings before taxes at €76.4m for the months of January through September and sales of €1,340.4m for the same period, our return on sales was 5.7%.

KRONES GROUP sales and earnings at 30 September, in € m


2002
2003
2004
2005
2006
43.8
45.9
1,064.7
46.6
45.3
1,208.0
48.5
1,340.4
Earnings
Sales
HGB
IAS/IFRS

Sales up 11.0 percent

The KRONES GROUP increased sales 11.0 % to €1,340.4m in the months of January through September. This €132.4m gain over the year-earlier period (€1,208.0m) is largely the result of orders from German companies that have begun investing heavily in filling lines for non-returnable PET bottles after having halted capital spending as a result of Germany's deposit law for beverage containers. Moreover, demand for KRONES lines remains strong, particularly in Asia, the United States and Europe.

After very strong first and second quarters, with sales of €451.6m and €468.8m, respectively, revenues in the traditionally weaker third quarter reached €420.0m, an 8.4% gain over the year-earlier quarter.

Continued strong demand for KRONES machines and lines keeps sales growth in the double digits.

KRONES GROUP sales at 30 September, in € m


2002
2003
1,064.7
2004
2005
1,208.0
2006
1,340.4
HGB
IAS/IFRS

KRONES GROUP sales, Q3, in € m


2002
2003
347.2
2004
339.9
2005
2006
420.0
HGB
IAS/IFRS

»Machines and lines for beverage filling and decoration« – our strongest segment, accounting for 86.2% of total sales – increased sales for the first three quarters by 14.5% over the same period of the previous year, to €1,154.5m (previous year: €1,008.1m). The »Machines and lines for beverage production/process technology« segment accounted for sales of €131.8m (previous year: €150.0m). »Machines and lines for the low output range (KOSME)« generated €54.1m in sales (previous year: €49.9m).

KRONES GROUP sales, by segment


KOSME
4.0% (€54.1m)
Process engineering
9.8% (€131.8m)
Systems engineering
86.2% (€1,154.5m)
Sales, first 9 months of 2006: €1,340.4m
KOSME
4.1% (€49.9m)
Process engineering
12.4% (€150.0m)
Systems engineering
83.5% (€1,008.1m)
Sales, first 9 months of 2005: €1,208.0m

New orders up 8.7%

New orders for January through September totalled €1,458.4m, exceeding the year-earlier figure (€1,341.6m) by 8.7%. Especially noteworthy is that the €516.5m value of orders received in the third quarter is not only far higher than the two previous quarters of 2006 (€488.5m and €453.4m) but also exceeds the €503.7m generated in the third quarter of last year, which set a Q3 record following the drinktec international trade fair. This increase can be attributed to the fact that KRONES has been able to gain market share despite continued competitive pressures.

KRONES GROUP new orders at 30 September, in € m


2002
2003
2004
2005
2006
HGB
IAS/IFRS

KRONES gains additional market shares and outperforms even the record new orders volume achieved in Q3 2005.

KRONES GROUP new orders, Q3, in € m


2002
2003
2004
2005
2006
HGB
IAS/IFRS

Orders on hand up 3.2%

At the reporting date of 30 September, orders on hand amounted to €808.6m, which is €96.5m higher than at the end of the second quarter and 3.2% higher than a year earlier (30 September 2005: €783.5m). This large backlog of orders ensures production capacity utilisation at KRONES for almost six months.

KRONES GROUP orders on hand at 30 September, in € m


2002
2003
2004
2005
2006
HGB
IAS/IFRS

This large backlog of orders ensures production capacity utilisation at KRONES for almost six months.

Profits up 7.1%

KRONES achieved a welcome increase in after-tax earnings. The €48.5m profit generated in the first three quarters represents a 7.1% improvement over the €45.3m generated during the same period of 2005. At €10.4m, third-quarter profit was lower than the first two quarters (€19.0m and €19.1m) due to seasonal influences. However, compared with the previous year (€9.1m), profits for the months of July through September were up 14.3%. Earnings before taxes amounted to €76.4m for the first nine months, a 14.5% improvement on the same period of 2005 (€66.7m).

KRONES GROUP earnings after taxes at 30 September, in € m


2002
43.8
2003
45.9
2004
46.6
2005
45.3
2006
48.5
HGB
IAS/IFRS

Q3 2006 profits up 14.5 % over year-earlier figure (€9.1m), to €10.4m.

KRONES GROUP earnings after taxes, Q3, in € m


2002
11.6
2003
11.5
2004
11.1
2005
9.1
2006
10.4
HGB
IAS/IFRS

This increase in profitability is the result of further productivity increases this year, effective cost reduction programmes such as the working time model that was introduced in 2005, and comprehensive process optimisation efforts at KRONES.

Balance sheet structure

The KRONES GROUP's total assets increased 6.4% over the 31 December 2005 total to €1,364.8m, due largely to the expansion of our business volume, as illustrated by the 11.7% increase in EBITDA to €112.8m.

The main factor boosting non-current assets was an increase in trade receivables (+€12.7m). The increase in current assets can be attributed to a rise in current trade receivables (+€69.8m) and inventories (+€23.7m).

KRONES GROUP asset and capital structure, in € m

	30 Sep 2006	31 Dec 2005
Non-current assets	419.0	402.6
of which property, plant and equipment, intangible assets, and financial assets	360.5	356.7
Current assets	945.8	879.9
of which cash and equivalents	18.8	56.5
Equity	598.2	571.9
Total debt	766.6	710.6
Non-current liabilities	145.9	154.7
Current liabilities	620.7	555.9
Total	**1,364.8**	**1,282.5**

Worth noting on the liabilities side are a very stable equity ratio of 43.8%, an increase in liabilities to banks as a result of the reporting date, and an increase in provisions due to operating factors. Apart from non-current provisions (+€2.2m or +2.1%), the latter includes other current provisions (+€29.3m or +39.5%) and accruals (+€21.2m or +15.5%). With a €67.8m decline in other current liabilities, the overall change in total assets is an increase of €82.3m.

Capital expenditures up considerably

Capital expenditures in the third quarter amounted €13.2m, for a grand total of €49.4m for the months of January through September. Thus, KRONES invested 10.3% more in further optimising processes and boosting productivity and capacity than in the same period of 2005 (€44.8m). For 2006 as a whole, we have budgeted €70.0m for capital expenditures aimed at expanding and securing our production locations in Germany.

KRONES GROUP capital expenditures at 30 September, in € m


2002
40.7
2003
30.7
2004
22.5
2005
44.8
2006
49.4
HGB
IAS/IFRS

More employees at KRONES

At 30 September 2006, the KRONES GROUP employed 9,136 people worldwide, 54 more than a year ago (9,082). In Germany, KRONES employed 7,510 people at the reporting date, around 1% more than in 2005. This increase is due largely to the fact that 127 young people started their first year of training with KRONES.

KRONES share price up 21.4%

The KRONES share has emerged from the turbulent times on the financial markets that had briefly pulled it down to below €90 in June with added strength. The share closed at €106.94 on 4 August, only to slip as low as €96.90 at 1 September. It finished the third quarter at €104.08 on 29 September, for a gain of 21.4% since the start of the year. By comparison, the MDAX grew 16.9% in the same period. In its latest analysis, HVB Equity Research has set its price target for the KRONES share at €115.

At the end of the third quarter, the KRONES share has recovered well from a turbulent June on the financial market.

The KRONES share from January to September 2006


€112.00
€104.08
€85.87
30.0%
27.5%
25.0%
22.5%
20.0%
17.5%
15.0%
12.5%
10.0%
7.5%
5.0%
2.5%
0.0%
-5.0%
Jan
Feb
March
April
May
June
July
August
Sep
KRONES share
MDAX

The KRONES share from 2002 to 2006


€112.00
€37.50
160.0%
140.0%
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
-20.0%
-40.0%
2002
2003
2004
2005
2006
KRONES share
MDAX

Outlook

The current figures are proof of KRONES' reliability and continuity. We have further optimised our processes, reduced costs for the long term, and generated additional profit from the resulting productivity gains. Moreover, we have improved our market position and gained additional market share this year. Machines and lines from KRONES continue to be in high demand, not least because of their technological superiority.

KRONES intends to further increase sales and profits despite continued price pressures and higher material costs by continuing to optimise processes and boost productivity.

At the same time, though, we are subject to outside factors that we cannot influence. Earnings continue to suffer under the pressure of price competition and recent rises in material costs, a significant factor for the machinery sector.

Analysts at HVB Equity Research believe that KRONES is poised for »considerable earnings improvements« this year and next, citing that the company's »excellent market position« is reflected in »strong orders inflow as before.« They also indicate that prices have improved, bringing KRONES closer to its EBT margin target of 7%.

Nevertheless, our targets remain unchanged for the time being. For fiscal 2006, we expect sales growth to be close to double digits and our return on sales to improve. And the figures from the last nine months certainly suggest this will happen. For 2007, further earnings growth will take a front seat to sales growth at KRONES.



Consolidated interim financial statements of the KRONES GROUP

Consolidated balance sheet

Assets	30 Sep 2006		31 Dec 2005	
	in € m	in € m	in € m	in € m
Intangible assets	52.1		54.4	
Property, plant and equipment	293.3		287.1	
Financial assets	15.1		15.2	
Property, plant and equipment, intangible assets, and financial assets	**360.5**		**356.7**	
Deferred tax assets	7.6		9.4	
Trade receivables	48.7		36.0	
Other assets	2.2		0.5	
Non-current assets		**419.0**		**402.6**
Inventories	350.6		326.9	
Trade receivables	492.7		422.9	
Effective income tax receivables	3.8		7.0	
Other assets	79.9		66.6	
Cash and cash equivalents	18.8		56.5	
Current assets		**945.8**		**879.9**
Total assets		**1,364.8**		**1,282.5**

Equity and liabilities	30 Sep 2006		31 Dec 2005	
	in € m	in € m	in € m	in € m
Equity		**598.2**		**571.9**
Provisions for pensions	69.4		64.6	
Deferred tax liabilities	4.4		6.5	
Other provisions	36.6		39.2	
Trade payables	0.3		0.3	
Other financial liabilities	11.2		14.0	
Other liabilities	24.0		30.1	
Non-current liabilities		**145.9**		**154.7**
Other provisions	103.5		74.2	
Liabilities to banks	86.9		4.8	
Advance payments received	137.5		156.7	
Trade payables	78.2		112.2	
Effective income tax liabilities	0.5		0.7	
Other financial liabilities	21.1		22.9	
Other liabilities and accruals	193.0		184.4	
Current liabilities		**620.7**		**555.9**
Total equity and liabilities		**1,364.8**		**1,282.5**

Consolidated income statement

	2006 1 Jan – 30 Sep in € m	2005 1 Jan – 30 Sep in € m	Change in %
Sales revenues	**1,340.4**	**1,208.0**	**11.0**
Changes in inventories of finished goods and work in progress	16.8	0.8	
Total operating revenue	**1,357.2**	**1,208.8**	**12.3**
Goods and services purchased	–681.9	–590.8	15.4
Personnel expenses	–409.8	–380.6	7.7
Other operating income/expenses and capitalised development costs	–152.7	–136.4	12.0
Depreciation, amortisation and write-downs on non-current assets	–36.6	–34.4	6.4
EBIT	**76.2**	**66.6**	**14.4**
Financial income/expense	0.2	0.1	
Earnings before taxes	**76.4**	**66.7**	**14.5**
Taxes on income	–27.9	–21.4	30.4
Net income	**48.5**	**45.3**	**7.1**
Profit (loss) share of minority interests	0.6	0.3	
Profit (loss) share of shareholders of KRONES GROUP	47.9	45.0	
Earnings per share (diluted/basic) in €	4.55	4.27	

	Q3 2006 in € m	Q3 2005 in € m	Change in %
Sales revenues	**420.0**	**387.3**	**8.4**
Changes in inventories of finished goods and work in progress	2.9	3.2	
Total operating revenue	**422.9**	**390.5**	**8.3**
Goods and services purchased	–221.9	–196.9	12.7
Personnel expenses	–126.4	–116.8	8.2
Other operating income/expenses and capitalised development costs	–45.5	–51.6	–11.8
Depreciation, amortisation and write-downs on non-current assets	–12.4	–11.6	6.9
EBIT	**16.7**	**13.6**	**22.8**
Financial income/expense	–0.5	–0.1	
Earnings before taxes	**16.2**	**13.5**	**20.0**
Taxes on income	–5.8	–4.4	31.8
Net income	**10.4**	**9.1**	**14.3**
Profit (loss) share of minority interests	0.1	0.0	
Profit (loss) share of shareholders of KRONES GROUP	10.3	9.1	
Earnings per share (diluted/basic) in €	0.98	0.86	

Consolidated cash flow statement

	2006 9 months Mio. €	2005 9 months Mio. €
Earnings before taxes	**76.4**	**66.7**
Depreciation and amortisation (reversals)	36.6	34.4
Increase/decrease in provisions	26.6	-9.8
Deferred tax item changes recognised in income	-0.7	-2.5
Interest expenses and interest income	0.9	0.1
Proceeds/losses from the disposal of non-current assets	-1.8	0.4
Other non-cash items	-4.1	-0.2
Increase in inventories, trade receivables, and other assets not attributable to investing or financing activities	-122.6	-99.0
Decrease in trade payables and other liabilities not attributable to investing or financing activities	-59.4	-26.6
Cash generated from operating activities	**-48.1**	**-36.5**
Interest paid	-2.3	-1.6
Income taxes paid	-11.5	-13.6
Cash flow from operating activities	**-61.9**	**-51.7**
Cash payments to acquire intangible assets	-11.1	-18.7
Proceeds from the disposal of intangible assets	0.9	0.2
Cash payments to acquire property, plant and equipment	-38.4	-25.3
Proceeds from the disposal of property, plant and equipment	9.1	0.4
Cash payments to acquire shares in affiliated companies	-3.5	-11.7
Interest received	2.1	2.0
Cash flow from investing activities	**-40.9**	**-53.1**
Cash payments to company owners	-14.7	-13.7
Proceeds from new borrowing	82.1	67.1
Cash payments to pay lease liabilities	-0.3	-0.3
Cash flow from financing activities	**67.1**	**53.1**
Net change in cash and cash equivalents	-35.7	-51.7
Change in cash and cash equivalents arising from exchange rates	-2.0	-2.5
Cash and cash equivalents at the beginning of the period	**56.5**	**75.1**
Cash and cash equivalents at the end of the period	**18.8**	**20.9**

Consolidated statement of changes in equity

	Parent company							
	Capital stock in € m	Capital reserves in € m	Retained earnings in € m	Currency differences in equity in € m	Other reserves in € m	Group profit carried forward in € m	Current group profit in € m	Equity in € m
At 31 December 2004	**26.9**	**103.7**	**310.0**	**-2.5**	**5.2**	**18.8**	**61.7**	**523.8**
Amount carried forward to new account						61.7	-61.7	0.0
Dividend payment (€1.30 per share)						-13.7		-13.7
Consolidated net income 9 months 2005							45.0	45.0
Allocation to retained earnings			15.5			-15.5		0.0
Currency differences				4.9				4.9
Changes in the consolidated group			-4.9					-4.9
Hedge accounting					-9.2			-9.2
At 30 September 2005	**26.9**	**103.7**	**320.6**	**2.4**	**-4.0**	**51.3**	**45.0**	**545.9**
Consolidated net income Q4 2005							18.2	18.2
Allocation to retained earnings			9.5			-9.5		0.0
Currency differences				1.8				1.8
Hedge accounting					2.7			2.7
At 31 December 2005	**26.9**	**103.7**	**330.1**	**4.2**	**-1.3**	**41.8**	**63.2**	**568.6**
Amount carried forward to new account						63.2	-63.2	0.0
Dividend payment (€1.40 per share)						-14.7		-14.7
Consolidated net income 9 months 2006							47.9	47.9
Allocation to retained earnings			9.5			-9.5		0.0
Currency differences				-5.0				-5.0
Changes in the consolidated group			-2.3					-2.3
Hedge accounting					0.9			0.9
At 30 September 2006	**26.9**	**103.7**	**337.3**	**-0.8**	**-0.4**	**80.8**	**47.9**	**595.4**

Minority interests	Group equity
Equity	
in € m	in € m
1.9	**525.7**
0.0	0.0
0.0	-13.7
0.3	45.3
0.0	0.0
0.0	4.9
1.2	-3.7
0.0	-9.2
3.4	**549.3**
-0.1	18.1
0.0	0.0
0.0	1.8
0.0	2.7
3.3	**571.9**
0.0	0.0
0.0	-14.7
0.6	48.5
0.0	0.0
0.0	-5.0
-1.1	-3.4
0.0	0.9
2.8	**598.2**

KRONES GROUP segment reporting

	Machines and lines for beverage production/ process technology		Machines and lines for product filling and decoration		Machines and lines for the low output range (KOSME)		KRONES GROUP	
	2006 9 months in € m	2005 9 months in € m	2006 9 months in € m	2005 9 months in € m	2006 9 months in € m	2005 9 months in € m	2006 9 months in € m	2005 9 months in € m
Sales revenues	131.8	150.0	1.154.5	1.008.1	54.1	49.9	1,340.4	1,208.0
Segment EBIT	-2.2	-7.2	74.2	73.6	4.2	0.2	76.2	66.6
Employees at 30 September*	566	636	7.922	7.813	435	413	8,923	8,862
Return on sales (ROS)**	-1.7%	-4.8%	6.5%	7.3%	6.5%	0.4%	5.7%	5.5%

* Consolidated group ** Basis: EBT



Notes to the consolidated financial statements of KRONES GROUP

General disclosures

Legal basis

The consolidated financial statements of KRONES AG (»KRONES GROUP«) for the period ended 30 September 2006 have been prepared in accordance with the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC), in accordance with IFRS 1 »First-time Adoption of International Financial Reporting Standards« as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations. A list of these standards and interpretations can be found on p. 29 of this report.

KOSME GES.M.B.H., Sollenau, Austria, has made use of the option under §245 of the Austrian Commercial Code to be exempted from the obligation to prepare consolidated financial statements in accordance with Austrian generally accepted accounting principles.

Minority interests in group equity are stated in the statement of changes in equity. Profit or loss shares attributable to minority interests are recognised on the income statement as part of consolidated earnings. The shares of consolidated earnings allocated to equity holders of the parent company and to minority interests are presented separately.

The »nature of expense« method has been used for the income statement.
The GROUP's reporting currency is the euro.

- **Consolidated group**

Besides KRONES AG, the consolidated financial statements for the period ended 30 September 2006 include all material domestic and foreign subsidiaries in which KRONES AGholds more than 50% of the voting rights.

KRONES AG acquired another 15% of the shares in KOSME S.R.L., Roverbella, Italy, in fiscal 2006 and now holds a 70% stake in this company.

Moreover, Maintec Service GmbH, in which KRONES AG holds a 51% stake, was established in fiscal 2006.

The first-time consolidation of the new shares was effected at the time of acquisition.

A complete presentation of investment holdings is filed with the Commercial Register of the Regensburg Local Court (HRB 2344).

- **Consolidation principles**

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation process.

Inter-company profits from deliveries effected or services rendered between Group companies are not eliminated because the amounts arising from these transactions are not material for the presentation of the group's assets, financial position, and results of operations.

- **Currency translation**

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept [IAS 21] using a modified closing rate method. Because the subsidiaries operate primarily independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. Thus, in the consolidated financial statements, assets and liabilities are translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from these different rates in the balance sheet and income statement are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised as income or expense at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from acquisition accounting are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		30 Sep 2006	31 Dec 2005	2006	2005
US dollar	USD	1.267	1.183	1.243	1.262
British pound	GBP	0.678	0.687	0.684	0.685
Swiss franc	CHF	1.588	1.556	1.566	1.548
Danish krone	DKK	7.458	7.461	7.454	7.447
Canadian dollar	CAD	1.410	1.375	1.461	1.544
Japanese yen	JPY	149.400	139.100	139.860	136.054
Brazilian real	BRL	2.742	2.750	2.869	3.133
Chinese renminbi (yuan)	CNY	10.012	9.547	10.075	10.373
Mexican peso	MXN	13.980	12.602	13.519	13.795

- **Accounting policies**

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27. Essentially the same accounting policies were applied as for the consolidated financial statements for the period ended 31 December 2005.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of inventories and provisions, because their preparation requires some critical estimates and forecasts.

- **Intangible assets**

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment.«

- **Research and development costs**

Development costs of the KRONES GROUP are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

- **Goodwill**

Goodwill resulting from acquisition accounting is capitalised and an impairment loss recognised in accordance with IAS 36 if impairment is found to exist.

- **Property, plant and equipment**

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as acquisition or production costs (»cost«). A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

	In years
Buildings	14 — 50
Technical equipment and machines	5 — 15
Furniture and fixtures and office equipment	3 — 15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Apart from grants related to income, which are recognized in their full amount as income, grants related to assets are deducted in arriving at the carrying amount of the asset on the balance sheet and recognised in profit and loss by way of a reduced depreciation charge in the subsequent periods.

- **Leases**

Leases in which the KRONES GROUP, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

- **Financial assets**

Financial assets are recognised at cost, less impairment losses.

- **Derivative financial instruments**

The derivative financial instruments used within the KRONES GROUP are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risks arising from exchange rates and cash flows in foreign currencies. These currencies are, primarily, the US dollar, Canadian dollar, British pound, and Swiss franc.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective and thus both hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as income or expense in the income statement unless the conditions for hedge accounting are met. The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently recognised in the income statement when the hedged item is recognised in the income statement.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

- **Inventories**

Inventories are stated at the lower of cost or net realisable value. Cost of production includes costs directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring inventories, the FiFo and weighted average cost formulas are applied to groups of inventories of similar nature and use to the company.

- **Receivables and other assets**

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks.

- **Construction contracts for specific customers**

  Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

- **Deferred tax items**

  Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

  The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

- **Provisions for pensions**

  Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

  Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

- **Other provisions**

  Other provisions are recognised when the group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

  Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

- **Financial liabilities**
  Pursuant to IAS 39, financial liabilities are measured at cost on first-time recognition. Cost is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After the initial recognition, all financial liabilities and derivative financial instruments that represent liabilities are measured at amortised cost.

- **Sales revenues**
  With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

  Sales revenues are reported less reductions.

- **Standards and interpretations not applied early**
  The IASB has issued the following standards, interpretations, and amendments to existing standards, the application of which is not yet mandatory and which KRONES AG did not apply early:

  - IFRS 7 »Financial instruments: Disclosures«
  - Amendment to IAS 1 »Presentation of financial statements« – disclosures about capital

  These new standards and interpretations are not expected to result in material changes for the consolidated financial statements of KRONES AG in the period in which they are first applied.

  The following standards and interpretations, the application of which is not yet mandatory, do not apply to the consolidated financial statements of KRONES AG:

  - IFRIC 7 »Applying the restatement approach under IAS 29 financial reporting in hyperinflationary economies«
  - IFRIC 8 »Scope of IFRS 2«
  - IFRIC 9 »Reassessment of embedded derivatives«
  - IFRIC 10 »Interim financial reporting and impairment«

Shareholdings

Name and location of the company	Share in capital held by KRONES AG (direct and indirect), in %
neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany	100.00
KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany	100.00
ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany	100.00
Maintec Service GmbH, Collenberg/Main, Germany	51.00
S.A. KRONES N.V., Louvain-la-Neuve, Belgium	100.00
KRONES Nordic ApS, Holte, Denmark	100.00
SANDER HANSEN A/S, Holte, Denmark	100.00
KRONES S.A.R.L., Lyon, France	100.00
KRONES UK LTD., Bolton, UK	100.00
KOSME UK LTD., Burton on Trent Staffordshire, UK	100.00
KRONES S.R.L., Garda (VR), Italy	100.00
KRONES Nederland B.V., Boskoop, Netherlands	100.00
KRONES Maschinenfabrik GES.M.B.H., Vienna, Austria	100.00
KOSME Gesellschaft MBH, Sollenau, Austria	100.00
KRONES Spólka z.o.o., Warsaw, Poland	100.00
KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
KRONES O.O.O., Moscow, Russian Federation	100.00
KRONES Romania Prod. S.R.L., Bucharest, Romania	100.00
KRONES AG, Buttwil, Switzerland	100.00
KRONES Iberica, S. A., Barcelona, Spain	100.00
KRONES S.R.O., Prague, Czech Republic	100.00
KOSME S.R.L., Roverbella, Italy	70.00
KRONES Surlatina S. A., Buenos Aires, Argentina	100.00
KRONES DO BRAZIL LTDA., São Paulo, Brazil	100.00
KRONES S. A., São Paulo, Brazil	100.00
KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
KRONES (Beijing) Machinery Co. Ltd., Beijing, China	100.00
KRONES Asia Ltd., Hongkong, China	100.00
KRONES India Pvt. Ltd., Bangalore, India	100.00
KRONES Japan Co. Ltd., Tokyo, Japan	100.00
KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
KRONES Andina Ltda., Bogotá, Colombia	100.00
KRONES Korea Ltd., Seoul, Korea	100.00
KRONES Mex S. A. de C. V., Mexico City, Mexico	100.00
KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
KRONES, Inc., Franklin, Wisconsin, USA	100.00
Maquinarias KRONES de Venezuela S. A., Caracas, Venezuela	100.00
KRONES (Thailand) Co. Ltd., Bangkok, Thailand	51.00
Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00

Financial calendar

26 April 2007	2006 Annual Report
26 April 2007	Interim report for the period ended on 31 March
26 April 2007	Financial press conference
20 June 2007	Annual shareholders' meeting



KRONES AG
Investor Relations
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

Phone +49 9401 70-3258
Fax +49 9401 70-3496
E-mail investor-relations@krones.com
Internet www.krones.com